Via EDGAR

May 20, 2015

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn: Mr. Brandon Hill / Mr. Joseph Kempf

RE:	NeoPhotonics Corporation
Form S-1/A Registration Statement
Filed May 13, 2015
File No. 333-201180

Ladies and Gentlemen:

On behalf of NeoPhotonics Corporation (the “Company”), we are responding to the oral comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission provided during a telephone call on May 19, 2015 relating to the above-referenced registration statement on Form S-1/A.

The oral comment related to the Company’s acquisition in January 2015 of the tunable laser product lines of EMCORE Corporation (“EMCORE”). Set forth below is the heading and summary description of the oral comment provided, followed by the Company’s response thereto.

EMCORE Acquisition

1.	Please tell us how you applied the reporting guidance set forth in Rule 3-05 of Regulation S-X with regard to this business combination. As applicable, please give us your calculations under Rule 3-05(b)(2) of Regulation S-X.

This acquisition was consummated shortly after the Company’s most recent fiscal year ended December 31, 2014, but before filing its Annual Report on Form 10-K for that year. Accordingly, the Company used its 2013 financial information to calculate the significance tests of this acquisition under Rule 3-05(b)(2) of Regulation S-X as follows:

Significance Tests (in thousands):

1. Investment Test

Consideration transferred/to be transferred	$17,500
NeoPhotonics’ total assets as of 12/31/2013	$302,227
Significance (threshold: exceeds 20%)	5.79% (not significant)

2. Asset Test

EMCORE’s total assets to be acquired as of 9/30/2014	$18,442
NeoPhotonics’ total assets as of 12/31/2013	$302,227
Significance (threshold: exceeds 20%)	6.10% (not significant)

3. Income Test

EMCORE’s pretax income (loss) from continuing operations of the acquired product lines for the 12 months ended 9/30/2014	$(4,799)
NeoPhotonics’ pre-tax income (loss) from continuing operations for the 12 months ended 12/31/2013	$(33,135)
Significance (threshold: exceeds 20%)	14.48% (not significant)

* * * * *

Please contact me at (408) 232-9200 or my colleague Bandy Wu at (408) 428-4977 with any questions or further comments regarding the Company’s response to the Staff’s oral comment.

Yours very sincerely,

NEOPHOTONICS CORPORATION

/s/ Clyde Raymond Wallin

Clyde Raymond Wallin

Chief Financial Officer and Senior Vice President

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